December 28, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Larry Spirgel, Assistant Director

Re:         Lux Digital Pictures, Inc.
Current Report on Form 8-K
Filed September 7, 2012
Response dated November 14, 2012
File No. 333-153502

Ladies and Gentlemen:

On behalf of Lux Digital Pictures, Inc. (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing.

General

1.
We note your response to comment 1 from our letter dated October 26, 2012, but maintain that the company was a shell company prior to the transaction with RadioLoyalty.  As you note in your response, the primary purpose of the distribution of the Watchthis software by RadioLoyalty to Michael Hill and the subsequent contribution of this asset by Mr. Hill to Lux Digital was to facilitate the business combination between the company and RadioLoyalty.  As a result, we believe that the Watchthis software should be considered nominal for purposes of the definition of a shell company.  Please amend your Form 8-K to include the required audited financial statements of RadioLoyalty and all information that would be required in a Form 10 registration statement regarding this transaction.  See Items 2.01(f), 5.01(a)(8) and 9.01(c) of Form 8-K.  In your disclosure, identify the company as a former shell company and discuss the resulting implications, including the unavailability of Rule 144 for resales of restricted securities until one year after you file current Form 10 information with the Commission.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

The Company was not a “shell company” within the meaning of Rule 12b-2 under the Exchange Act (the “Act”) during the period from May 17, 2012 (when it acquired the Watchthis assets) to August 31, 2012 (the closing date of the transaction with RadioLoyalty, Inc. “RLI”). Rule 12b-2 under the Exchange Act defines a shell company as “a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has: (1) no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.”

As the SEC noted in footnote 32 in Section II.A.3 of Release 33-8587, “where promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered ‘nominal’ for purposes of the definition of shell company.” Under this type of transaction, as described in footnote 32, “a promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of ‘blank check company’ in Securities Act Rule 419. The promoter will then seek a business combination transaction for the company, with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction.”

Thus, what makes the assets “nominal” in the type of transaction described in footnote 32 is that the assets merely “appear” to be placed with the registrant, but are actually only temporarily and nominally held there, “to be returned to the promoter or affiliate upon completion of that business combination transaction.”  Even if Michael Hill were to be deemed a promoter, the situation described in footnote 32 does not apply to the transaction effectuated under the asset purchase agreement among the Company, StreamTrack Media, Inc. (“StreamTrack”) and RLI. Under this transaction, the Watchthis assets have remained, and will remain, with the Company since they were transferred to the Company on May 17, 2012. Further, under the asset purchase agreement, the transfer of the Watchthis assets to the Company was permanent and there were no conditions under which the Company would be required to return the assets to Mr. Hill or otherwise transfer the assets to any party.

In addition, as discussed in the Company’s November 14, 2012 letter to the Staff and further described below, the Company believes its business assets and operations during the period prior to the transaction with RLI exceed any classification as “nominal” and therefore, the Company was not a “shell company”.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

The Company’s Operations

The Company’s business operations during the period from May 17, 2012 to August 31, 2012 date arefurther described below and exceed any classification of “nominal”:

(1)
During period from May 17, 2012 to August 31, 2012, the Company retained the services of three consultants. Michael Hill served as the Chairman of the Board of Directors, Chief Executive Officer, President, Chief Financial Officer, and Secretary of the Company and was involved in the day-to-day operations of the Company, for which he was paid $20,000 by the Company. Jessica Sweeley served as Vice President of Sales, for which she was paid $538 by the Company. Ms. Sweeley has been involved with development of the Watchthis assets since 2010. Sean Stapleton served as the technical lead for development of the Watchthis assets and was in charge of all software development activities, for which he was paid $15,387 by the Company. Mr. Stapleton has been involved in development of the Watchthis assets since 2010. RLI also employed additional software engineers during this time that were available to consult with Mr. Stapleton. However, during this time period, the majority of Mr. Stapleton’s development efforts did not require any assistance from RLI employees or other consultants.

(2)	During the period from May 17, 2012 to August 31, 2012, the Company used $189,241 of cash for operating activities, including payments to consultants as described in paragraph (1) above.

(3)	During the period from May 17, 2012 to August 31, 2012, the Company had operating expenses of $149,048.

The Company’s Assets

The Company’s assets during this period consisted of the Watchthis assets described in the Company’s letter to the Staff dated November 14, 2012. These assets have remained with the Company through the date of this letter and represent one of its three business segments. As of May 31, 2012, the Company reported total assets of $249,096, of which $75,100 consisted of cash, $92,104 consisted of prepaid expenses, and $81,892 consisted of capitalized software (the Watchthis assets), net of accumulated amortization of $1,128.

The foregoing demonstrates that, during the period from May 17, 2012 to August 31, 2012, the Company did not meet the definition of a “shell company”.

2.
We note your response to comment 3 from our letter dated October 26, 2012.  We note that the predecessor to RadioLoyalty did generate income prior to its acquisition by Radio Loyalty.  You have confirmed that all the revenue reflected in RadioLoyalty, Inc.’s unaudited statements of operations for the period of inception (November 30, 2011) through May 31, 2012 related to the same source, the revenue-producing activities associated with the assets and liabilities acquired from Lenco Mobile Inc.  Your analysis of the other factors in Rule 11-01(d) of Regulation S-X also includes indicators of a business acquisition, such as the hiring of Lenco employees and the continued use of the trade name.  It appears that RadioLoyalty acquired a predecessor business.  Please amend the filing to include audited financial statements for that predecessor business for the periods specified in Rule 8-04(b) of Regulation S-X.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

The Company considered Rule 11-01(d) of Regulation S-X and determined that the assets acquired and liabilities assumed from Lenco (the “Lenco Assets”) did not constitute a business as of the December 1, 2011 acquisition date. Certain content below has been previously submitted to the SEC Staff for review but additional comments and considerations are also included herein. The following are the reasons why the Company believes the Lenco Assets did not constitute a business.

(1)
The Lenco Assets represented a research and development project at Lenco, and not a business. The Lenco Assets were the result of several asset acquisitions and a multi-million capital investment in research and development by Lenco. During the calendar years ending December 31, 2009, 2010 and 2011, Lenco invested approximately $20 million in approximately 10 separate and distinct research and development projects (the “Projects”). Approximately $2 million was spent to develop the Lenco Assets. Lenco had a large team of full time software engineers, software engineering managers and other personnel (“Software Personnel”) assigned to the Projects. Mr. Hill and Mr. Aaron Gravitz (the “Executives”) are included in this grouping as their management of the software engineers was critical to the success of the Projects. As of approximately June 2011, Lenco’s Software Personnel included 38 individuals. A small group of these individuals represented substantially all of the Lenco personnel that were associated with the Lenco Assets during 2009, 2010 and 2011. To the Executives’ knowledge, the hours spent by each software engineer on each Project were not tracked and are not identifiable at this time. The Company is not aware of any other way to quantify the value of the time and effort the Software Personnel allocated to the Lenco Assets. The Company believes the broad, aggressive research and development focus of Lenco, general lack of organization and specific lack of personnel specifically associated with the Lenco Assets outside of software development, indicate that the Lenco Assets did not represent a business prior to October 1, 2011.

(2)
Lenco invested substantial capital, management focus and its Software Personnel’s time to develop the Lenco Assets. The primary technology necessary to operate a business with the Lenco Assets consists of technology to insert video advertisements directly into live internet-streamed audio and video content, remove the traditional audio advertisements scheduled within broadcasts, and determine which advertisements should be delivered to the listener. The technology should also be able to do all of this continuously, 24/7, with geographic, demographic and other ad-targeting techniques. The vision was for all of this to occur seamlessly, without impacting the listener’s experience. RLI refers to this as “in-stream video ad insertion.” Lenco failed in its pursuit to develop this technology.

In September 2011, Lenco’s Board of Directors determined Lenco would abandon its plan to develop in-stream video ad insertion. As a result, Lenco effectively gave up on building a business with the Lenco Assets. Also in September, 2011, a potential suitor for the technology also walked away when they realized the in-stream video ad insertion was not yet a reality. The Company believes this decision by Lenco’s Board of Directors and the potential suitor further supports RLI’s assertion that the Lenco Assets did not represent a business.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

(3)
Lenco maintained operating rights over the Lenco Assets until October 1, 2011 as defined within the December 1, 2011 asset purchase agreement between Lenco, RLI, the Executives, and an entity controlled by the Executives. RLI acquired the operating rights to the Lenco Assets with an effective date of October 1, 2011.

(4)
The nature of the revenue-producing activity associated with RLI subsequent to its purchase of the Lenco Assets is not the same as the nature of the revenue-producing activities Lenco undertook with the Lenco Assets prior to October 1, 2011. Prior to the acquisition of the Lenco Assets, the revenue-producing activity associated with the Lenco Assets consisted primarily of the sale of display advertisements through third party websites and the RadioLoyaltyTM Platform. Subsequent to October 1, 2011, the Executives were able to resolve the technical issues associated with in-stream video ad insertion and were finally in possession of the technology that Michael Hill had first envisioned in 2009. The revenues earned by RLI subsequent to October 1, 2011 and through August 31, 2012 consisted primarily of video advertising revenues generated using the in-stream video ad insertion technology and a music station guide created by the Executives, that allowed for RLI’s video player technology to play videos and ads on third party websites. Revenues from traditional online display advertisements totaled only 13.2% of RLI’s revenues for the period from December 1, 2011 through August 31, 2012. Display advertising is not a primary revenue producing activity for RLI. Display advertising was the primary revenue-generating activity associated with the Lenco Assets when they were controlled by Lenco. As a result of RLI’s ability to generate revenues from the in-stream video ad insertion technology, video advertising buys on third-party websites and the music station guide technology as opposed to Lenco’s reliance on display advertising that did not utilize RLI’s core in-stream video ad insertion technology, RLI believes the revenue-producing activities of RLI are not the same as those associated with Lenco’s operations prior to the acquisition of the Lenco Assets by RLI.

(5)
Prior to October 1, 2011, the technical operations and executive offices associated with the Lenco Assets existed at various offices around the world but primarily in South Africa. RLI’s operations are located in Santa Barbara, California, with the exception of a computing and hosting facility in Los Angeles. The Santa Barbara office used by RLI previously served as Lenco’s official address in the U.S. for mailing and SEC filing purposes, but was not its primary operating office.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

(6)
Prior to October 1, 2011, the customer base associated with the Lenco Assets consisted of a global base of display advertisers. RLI’s key customers consist primarily of advertisers focused exclusively or substantially on video advertising in the United States of America (“US”)..

(7)
Prior to October 1, 2011, the employees associated with the Lenco Assets were housed in offices throughout the world. Lenco executed a substantial layoff of approximately 30 employees in Santa Barbara, California in September 2011. These employees operated in a variety of roles for Lenco. RLI hired 10 of those employees in December 2011.

(8)
Prior to October 1, 2011, the market distribution system in place at Lenco and used to generate revenues for the Lenco Assets consisted primarily of a global network of display advertisers. The market distribution system in place that drives RLI’s business operations is primarily a network of advertisers exclusively or substantially focused on video advertising in the US.

(9)
Prior to October 1, 2011, no employees or consultants were dedicated to exclusively driving video advertising sales. RLI’s sales force is dedicated to the RadioLoyalty™ Platform and Watchthis™ Platform and is based in Santa Barbara, California.

(10)
The trade name “RadioLoyalty” was used by Lenco as the product name prior to the transaction on December 1, 2011 and by RLI as a trade name subsequently.

As a result of these foregoing issues, Lux does not believe the Lenco Assets constituted a business as of December 1, 2011.

3.
Please tell us in detail how you recorded the acquisition of the assets, liabilities and technology purchased from Lenco and the obligation to pay compensation based on revenues generated by RadioLoyalty technology.  Discuss the consideration given to the guidance in ASC 805 in evaluating whether this is a business acquisition for financial reporting.  Also discuss the literature you considered in evaluating whether you should record a liability for the compensation to be paid for the purchase of the assets and liabilities.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

Under the Financial Accounting Standards Board’s ASC 805, Contingent Consideration in a Business Combination (“ASC 805”), a business will generally consist of the following three elements:

(a)	Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it.

(b)	Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create output(s).

(c)
Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors, other owners, members or participants.

ASC 805 states that if elements (a) and (b) are present then a business likely exists. The Company believes the Lenco Assets did not include any inputs or processes. The Lenco Assets were acquired with an effective date of October 1, 2011. On this date, the Lenco Assets were only capable of generating material revenues from display advertising within the RadioLoyaltyTM Platform and through other third party websites. This form of advertising is incapable of generating advertising revenues to offset corresponding costs of sales. The Company’s average listener listens to our internet radio content for approximately two hours. The Company estimates, as of October 1, 2011, for every two hours of listening, advertising revenues of $0.03 were generated. The Company’s corresponding costs of sales were $0.08 resulting in a loss of ($0.05) for every two listener hours. As a result, there were no potential inputs or processes associated with the Lenco Assets. The Lenco Assets did not include “any economic resource that creates, or has the ability to create, outputs, when one or more processes are applied to it.” The Company believes this because an output should provide “economic benefit” to investors, owners or other members, or participants. The Company does not consider any inputs or processes associated with the generation of display advertising to represent any potential return to investors. Therefore no outputs exist, and by definition no inputs or processes existed. The following costs are associated with RLI’s costs of sales on or around October 15, 2011.

(a)	Media network costs, which represent the fees paid to advertising network partners to place advertisements within the RadioLoyaltyTM Platform.

(b)
Hosting and computing costs, which represent the costs of hosting geographic, demographic, and other data, online content, advertising content and a variety of software components that allow the RadioLoyaltyTM Platform to deliver online and mobile content and advertising content to highly targeted viewers continuously, 24/7.

(c)
Streaming costs, RLI pays to stream its online content and its advertising content. In addition, in order to ensure RLI’s services are attractive to radio broadcasters, RLI is contractually obligated to pay for the streaming costs of its radio broadcasters.

(d)	Sales, marketing, technical and executive salaries to develop business, maintain and update the RadioLoyaltyTM Platform as needed, and operate an effective advertising sales network.

(e)	Facilities costs, and other costs.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

The Company believes the RadioLoyaltyTM Platform only became an input when it was first able to generate revenues from in-stream video ad insertion. When utilizing this technology, the Company estimates for every two hours a listener listens to a station that has followed the Company’s guidelines of scheduling 6 minutes per hour of in-stream video advertising, revenues of $0.12 are generated. The Company estimates the corresponding costs of sales are $0.04, resulting in a profit from video advertising of $0.08 for every two listener hours. The in-stream video ad insertion technology first executed effectively on or around October 15, 2011, subsequent to the effective date of RLI’s acquisition of the Lenco Assets. Additionally, the processes necessary to be in place in order to operate a successful video advertising platform were not in place prior to approximately October 15, 2011. As a result of this conclusion, the Company does not believe the Lenco Assets represented a business as of the date the Company gained effective control over the Lenco Assets, on October 1, 2011.

4.	Disclose in the notes to the financial statements the terms of the agreement to pay cash compensation to Lenco based on revenues generated by RadioLoyalty technology as stated in your response.

Response:

The Company has fully disclosed its obligations to compensate Lenco for revenues generated by RadioLoyaltyTM technology in accordance with the December 1, 2011 APA. In footnote 5 to the Company’s August 31, 2012 audited financial statements included within Form 10-K, the following disclosure has been made.

“On November 30, 2011, the Company’s Chief Executive Officer and another executive officer of the Company’s subsidiary, together with a business entity they organized, executed an asset purchase agreement with their former employer, Lenco Mobile, Inc. (“Lenco”), to acquire certain assets and assume certain liabilities from Lenco. The primary asset acquired from Lenco was the RadioLoyaltyTM Platform. Lenco’s Board of Directors had previously determined that the RadioLoyaltyTM Platform was not considered a core product offering of Lenco. Lenco was determined to focus only on mobile technology products. At the time, the RadioLoyaltyTM Platform was not fully functional and was primarily an internet-based product. Upon the purchase of these certain assets and assumption of certain liabilities from Lenco, an agreement was reached to compensate Lenco with a 3.5% royalty on all revenues generated by the RadioLoyaltyTM Platform for a period of three years (the “Royalty”). The term of the Royalty began on November 1, 2011 and terminates on November 1, 2014. No other compensation is due to Lenco. The Royalty was assumed by RL upon its organization on December 1, 2011 and subsequently assumed by the Company’s subsidiary, StreamTrack Media, Inc. (“StreamTrack), in connection with the August 31, 2012 asset purchase agreement between the Company, StreamTrack and RL. For the year ended August 31, 2012, the Royalty owed to Lenco was $10,344.”

During the preparation of this response letter, the Company became aware of an omission in this disclosure above. The royalty owed to Lenco is limited to $2,500,000. The Company does not believe this is a material omission given that the royalty limitation would only be reached if the Company generates approximately $73 million or more in revenues during the period from September 1, 2012 through November 1, 2014. The Company believes this is highly unlikely given its historical results of operations through August 31, 2012.

Very Truly Yours,

/s/ Jeff Cahlon

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Lux Digital Pictures, Inc.
347 Chapala Street
Santa Barbara, California 93101
telephone: (805) 308-9151

December 28, 2012

Via Edgar

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-6010

Attention:  Larry Spirgel, Assistant Director

Re:	Lux Digital Pictures, Inc. Current Report on Form 8-K Filed September 7, 2012 File No. 333-153502

Dear Commission:

Lux Digital Pictures, Inc. hereby acknowledges the following in connection with the filing of the above referenced Report on Form 8-K:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Michael Hill
Michael Hill, Chief Executive Officer of
Lux Digital Pictures, Inc.